Omagine

التاريخ: 2014/03/11 الرقم: 0119/6/10

معالـي / نصر بن حمود بن أحمد الكندي الموقر
أمين عام شؤون البلاط السلطاني
ص.ب: 50 ، الرمز البريدي: 100 مسقط
سلطنة عُمان

تحية طيبة وبعـد،

الموضـــوع : إتفاقية تطوير مشروع اوماجين (Omagine)

لقد تكرم مولانا صاحب الجلالة السلطان قابوس بن سعيد المعظم – حفظه الله ورعاه وأوعز إلى الجهات المختصة بمنح مساحة 1,000,000 مليون متر مربع إلى وزارة السياحة لتخصيصها لمشروع اوماجين (مرفق طيه صورة من سند الملكية والرسم المساحي للموقع).

وقد أقترحت وزارة السياحة تعديل حدود مشروع اوماجين بتمديد المساحة بأحد الاتجاهين وتقليصها بالاتجاه الآخر وذلك بغرض استيعاب متطلبات الحكومة للموقع والحفاظ على مساحة المشروع المحددة بمليون متر مربع. وهذه الحدود المقترحة للموقع (الحدود الجديدة) مقبولة لدى شركة اوماجين ش.م.م. ولقد عبرنا عن موافقتنا كتابياً إلى وزارة السياحة بهذا الخصوص.

وقد عقدنا نحن ومحامينا عدة اجتماعات مع معالي / أحمد بن ناصر بن حمد المحرزي وزير السياحة الموقر وكبار موظفي وزارة السياحة من أجل الوصول إلى صيغة نهائية والتوقيع على اتفاقية تطوير مشروع اوماجين (اتفاقية التطوير). وقد أفادنا معاليه بأنه ليس هناك من عوائق وإنه على استعداد للتوقيع على اتفاقية التطوير فور صدور عدم ممانعة من قبلكم وموافقة شؤون البلاط السلطاني على الحدود الجديدة.

Omagine LLC
PO Box 708 | Madinat Sultan Qaboos | Muscat | PC 115 | Sultanate of Oman
Commercial Registration Number 1080151

وخلال مكالمتي الهاتفية مع معالي وزير السياحة الموقر أشار إلى استعداده لتوقيع اتفاقية التطوير. وإن إجراء مكالمة هاتفية من قبل معاليكم إلى معاليه تكفي لإنهاء هذا الموضوع. وسنكون ممتنين لاتصالكم (هاتفياً) بمعالي وزير السياحة واعرابكم عن الموافقة على الحدود الجديدة وحينئذ سنقوم باستكمال اجراءات التوقيع للبدء بأعمال هذا المشروع السياحي الحيوي الهام. وإنني رهن اشارتكم للرد على أيّ استفسار من معاليكم بهذا الخصوص ، شاكرين لمعاليكم استمرار دعمكم المستمر لنا.

وتقبلوا معاليكم فائق التحية والاحترام،

فرانك جي. دروهان

Omagine LLC
PO Box 708 | Madinat Sultan Qaboos | Muscat | PC 115 | Sultanate of Oman
Commercial Registration Number 1080151


A=100000.00 SQ.M
A=100000.00 SQ.M
A=1000000.00 SQ.M


شركة المجد
01-05-013-01-00001
1-35-050-02-529
مدينة النور
1-35-050-02-571
نسيم الصباح

Sultanate of Oman
Ministry of Housing and Electricity and Water
Directorate of Planning & Survey
Survey Department

سلطنة عمان
وزارة الإسكان والكهرباء والمياه
المديرية العامة للتخطيط العمراني والمساحة
دائرة المساحة

1-35-068-01-401 الرقم المسلسل	رسم مساحي لقطعة ارض
AL SEEB الولاية AL HAIL NORTH المدينة - القرية رقم الخريطة :	بيانات القطعة

SCALE 1:40000 الموقع العام



227

الشمال

القطعة : 1 المربع : 74 SW
المساحة 1000000 SQ. M.
رقم المنزل السكة المجمع
[شروط البناء]
الاستعمال
الارتفاع
عدد الطوابق
نسبة البناء
الارتدادات
الامام الخلف الجانبان
موقف السيارات
شروط اخرى
المخطط التاريخ
مدير الدائرة التاريخ

وزارة السياحة

الســواحل

SCALE 1:30000

LINE		NORTHING	EASTING	DIST (m)
1	2	2614377.61	626422.15	633.25
2	3	2614812.91	626882.07	295.95
3	4	2614650.80	627129.68	1059.58
4	5	2614031.06	627989.12	239.00
5	6	2613837.20	627849.33	110.05
6	7	2613772.83	627938.59	240.45
7	8	2613577.80	627797.95	27.00
8	9	2613587.97	627771.97	159.54
9	10	2613642.27	627621.96	22.09
10	11	2613648.25	627600.69	117.77
11	12	2613680.14	627487.32	105.49
12	13	2613703.40	627384.43	109.05
13	14	2613718.48	627276.17	113.33
14	15	2613715.19	627162.85	718.11
15	16	2614133.58	626579.21	66.16
16	17	2614187.18	626540.42	55.00
17	1	2614231.26	626507.52	169.42

1000000 SQ. M.



227
OPEN
THE SEA
OPEN

ملاحظات :
OLD VILLEGE AL MAWALEH
O. P. N. 1-35-050-02-529

دائرة المساحة
ختم الدائرة

المساح	التوقيع	التاريخ
الرسام	AMANI التوقيع	02/10/2005 التاريخ
التدقيق	S. S. B التوقيع	3-10-05 التاريخ
المدير	FATMA AHMED AL LAWATIA	

بسم الله الرحمن الرحيم

سلطنة عمان
وزارة الإسكان والكهرباء والمياه
أمانة السجل العقاري

سند ملكية

تشهد أمانة السجل العقاري بوزارة الإسكان والكهرباء والمياه
بأن / حكومة سلطنة عمان (وزارة السياحة)

د٥٠/١/٣٥/٠٦٨/٠١/٠١/٤٠١

يمتلك قطعة الأرض مدينة الصحوة رقم ١ بالمربع 74 SW

الكائنة في شمال الحيل السيب والبالغ مساحتها ١٠٠٠٠٠٠م٢ مليون

مترا مربعا، وذلك بموجب أمر سامي

بالإيصال رقم اعفاء

بتاريخ / / م والقطعة المذكورة مسجلة باسمها

الملاحظات

خاتم الوزارة	أمين السجل العقاري	مدير الدائرة	المسجل

تنبيه

لا يعتد بأي تصرف كان على العقار إلا إذا تم تسجيله لدى أمانة السجل العقاري.

لا يجوز تجزئة القطعة أو تغيير استعمالها إلا بموافقة الوزارة

OLD VILLEGE AL MAWALEH

20.05.06